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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East,
Toronto, Ontario
M5A 3X5
CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Quarterly Report for the Period Ending
March 31, 2003 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending March 31, 2003 for Sun Media Corporation

SUN MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2003

The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2003 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2002. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

        Sun Media Corporation ("Sun Media"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 16 daily newspapers and serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 178 weekly newspapers and specialty publications across Canada.

OPERATING RESULTS AND EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of reconciliation to US GAAP are presented in note 7 of the attached financial statements). In its analysis of operating results, Sun Media defines EBITDA as earnings before depreciation and amortization, financial expenses, gains (or losses) on debt redemption, income taxes, non-controlling interest and dividend income.

        EBITDA as defined above is not a measure of results that is consistent with Canadian generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian generally accepted accounting principles. EBITDA is used by Sun Media because management believes it is a meaningful measure of performance. EBITDA is commonly used by the investment community to analyze and compare the performance of companies in the industry in which Sun Media is engaged. Sun Media's definition of EBITDA may not be identical to similarly titled measures by other companies. The following table provides the calculation of EBITDA from net income under Canadian GAAP and US GAAP, and the reconciliation of EBITDA to cash provided by operating activities under Canadian GAAP and US GAAP, for the three months ended March 31, 2002 and 2003.

	Three Months Ended March 31,
	2002	2003	2002	2003
	Canadian GAAP		US GAAP
	(In thousands of Canadian dollars)
Net income	$68,676	$85,488	$38,448	$46,779
Depreciation and amortization	6,324	6,720	6,324	6,720
Financial expenses	8,969	9,641	56,682	69,089
Gain on debt redemption	—	(7,463)	—	(7,583)
Income taxes	10,250	11,345	(7,481)	(9,513)
Non-controlling interest	222	217	222	217
Dividend income	(49,863)	(60,771)	(49,863)	(60,771)

EBITDA as defined	44,578	45,177	44,332	44,938
Financial expenses	(8,969)	(9,641)	(56,682)	(69,089)
Gain on debt redemption	—	7,463	—	7,583
Current income taxes	(9,250)	(12,908)	8,683	2,266
Dividend income	49,863	60,771	49,863	60,771
Other items not involving cash	347	3,353	(407)	3,613
Change in non-cash operating working capital	66,410	46,381	(19,983)	(12,960)

Cash provided by operating activities	$142,979	$140,596	$25,806	$37,122

RECENT DEVELOPMENTS

Refinancing of Debt

        On February 7, 2003, Sun Media sold US$205.0 million (or $312.2 million in Canadian dollars) of its 7 5/8% Senior Notes due 2013 (the "Notes"). The Notes are unsecured and are due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. Concurrently with the completion of the private placement offering of the Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or $349.0 million in Canadian dollars) term loan B. Sun Media used the net proceeds from the issuance of the Notes and borrowings under the new credit facility, totaling $655.8 million (after the bond discount of $5.4 million), as well as additional cash then available, to repay borrowings under the old credit facility of $301.5 million, redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205.7 million and pay financing fees on the transaction of $11.0 million. Sun Media used the net proceeds to declare and pay to Quebecor Media, its parent company, a dividend in an aggregate amount of $260.0 million of which $150.0 million were used to repay debt of Sun Media's affiliate Le Groupe Vidéotron ltée, or Videotron. The balance of the dividend is available to Quebecor Media for general corporate purposes.

        At the end of the three months ended March 31, 2003, Sun Media made an unscheduled repayment on the new term loan B of US$8.0 million (or $12.1 million in Canadian dollars). Therefore, at March 31, 2003, the outstanding balance of the term loan B was US$222.0 million (or $336.9 million in Canadian dollars).

        In connection with the repayment of the old credit facility and the redemption of the outstanding senior subordinated notes, Sun Media unwound its related swap agreements and entered into new foreign exchange, fixed and variable interest rate, swap agreements for 100% of the Notes and the U.S. dollar-denominated debt under the new credit facility. With respect to the Notes, the effect of these agreements is to convert Sun Media's obligations to service interest and principal payments on U.S. dollar-denominated debt of US$205.0 million into Canadian dollar-denominated debt of $312.2 million at an average exchange rate of $1.5227 to US$1.00, or $1.00 to US$0.6567. With respect to term loan B of the new credit facility, the effect of these agreements is to convert Sun Media's obligations to service interest and principal payments on U.S. dollar-denominated debt of US$222.0 million into Canadian dollar-denominated debt of $336.9 million at an average exchange rate of $1.5175 to US$1.00, or $1.00 to US$0.6590. In addition, these interest rate swap agreements have the effect of converting the interest rate on US$155.0 million of the Notes from a fixed rate of 7.625% to a fixed rate of 8.17% for the first five years that the Notes are outstanding and to a floating interest rate equal to the bankers' acceptance rate plus 3.696% per annum for the last five years that the Notes are outstanding. These agreements also have the effect of converting the interest rate on US$50.0 million of the Notes from a fixed rate of 7.625% to a floating rate equal to the bankers' acceptance rate plus 3.696% per annum for the full ten-year period in which the Notes may be outstanding. These agreements also have the effect of converting the interest rate on our term loan B of US$222.0 million under the new credit facility from a floating interest rate plus an applicable margin to a floating interest rate equal to the bankers' acceptance rate plus 2.905% for its full six-year term.

Disposal of Operations

        On May 6, 2003, Sun Media announced that it had sold its operating assets in Florida. These operations publish seven weekly publications, and include a commercial printing plant. On May 12, 2003, Sun Media announced that it had sold its operations in British Columbia, which publish six publications and include a commercial printing plant.

QUARTER ENDED MARCH 31, 2003 COMPARED TO QUARTER ENDED MARCH 31, 2002

Revenues

        Consolidated revenues for the three months ended March 31, 2003 were $201.3 million, compared to $200.0 million for the three months ended March 31, 2002, an increase of $1.3 million or 0.6%.

        Advertising revenues were $136.9 million for the three months ended March 31, 2003, an increase of $3.6 million, or 2.7%, from $133.4 million for the three months ended March 31, 2002. The urban daily newspapers accounted for the majority of this increase, with all the urban dailies experiencing higher advertising revenues due primarily to higher earned rates. On average, advertising linage for the urban dailies increased by approximately 0.3% for the three months ended March 31, 2003, with declines in national and retail advertising linage being more than offset by improvements in the classified sector. Advertising rates for the urban daily newspapers increased on average by 2.0% compared to the three months ended March 31, 2002. Advertising revenues were also strong in the community newspapers, increasing 3.0% over last year, partly due to acquisitions.

        Total circulation revenues for the three months ended March 31, 2003 decreased over the three months ended March 31, 2002 by $0.9 million, or 2.2%, from $42.6 million to $41.7 million. The urban newspapers accounted for the vast majority of this decrease, with the community newspapers being relatively flat year over year. Although most markets were soft, the Toronto market experienced the greatest decrease in circulation revenues. Average circulation was down approximately 1.7% compared to last year in Toronto. A successful promotion, coupled with Olympic coverage, drove circulation up significantly in Toronto in 2002, resulting in the decreased circulation in 2003. Also, decreased royalty revenue from the 2002 promotion, and lower earned rates, contributed to the decrease in circulation revenues in that market.

        Commercial printing and other revenues were $22.7 million for the three months ended March 31, 2003, a decline of $1.4 million, or 5.7%, when compared to the three months ended March 31, 2002, mainly due to the loss of a significant printing contract and weak distribution revenues.

Operating Expenses

        Wages and employee benefits expenses increased $0.6 million, or 0.8%, during the three months ended March 31, 2003, compared to the three months ended March 31, 2002, from $79.7 million to $80.3 million. This increase in wages and employee benefits expenses in the three months ended March 31, 2003 was a result of normal wage increases and higher pension and benefit costs.

        Newsprint expenses of $24.2 million for the three months ended March 31, 2003 represented a $0.9 million, or 3.6% decline, from the three months ended March 31, 2002. The decline was largely due to the timing of newsprint rebates received in the three months ended March 31, 2003. Newsprint prices were also up marginally in the three months ended March 31, 2003 compared to the same period in 2002. Volumes were also up slightly in the first quarter of 2003 compared to 2002, due in part to the increase in advertising linage.

        Other operating expenses were $51.7 million for the three months ended March 31, 2003, an increase of $1.0 million, or 1.9%, over the three months ended March 31, 2002. While expenses in general were well contained, circulation and distribution costs increased significantly, despite a decline in related revenues. The increase relates to investments in Sun Media's distribution operations to improve circulation, as well as rising fuel costs. Other cost increases related to the launch of new publications and supplements, as well as the higher cost of utilities.

EBITDA

        EBITDA for the three months ended March 31, 2003 of $45.2 million was $0.6 million, or 1.3%, higher than EBITDA for the three months ended March 31, 2002 of $44.6 million. The increase in revenues, reduction in newsprint costs and effective cost-containment measures accounted for the majority of the improvement. These factors were partially offset by normal increases in payroll expenses, costs relating to investments in distribution operations and editorial products, and increased fuel and utility expenses.

        EBITDA margin represents EBITDA as a percentage of revenues. Sun Media's EBITDA margin for the three months ended March 31, 2003 was 22.4%, compared to 22.3% for the three months ended March 31, 2002. This improvement in EBITDA margin was due primarily to increased revenues.

Depreciation and Amortization

        Depreciation and amortization expenses of $6.7 million in the three months ended March 31, 2003 were $0.4 million higher than in the three months ended March 31, 2002.

Unusual Items

        In the three months ended March 31, 2003, a gain of $7.5 million, or $5.9 million after taxes, was recorded on the redemption of Sun Media's senior subordinated notes, the repayment of its old senior credit facility and the payment of related accrued interest. The gain is comprised of a gain on the unwinding of the hedging contracts, offset by a redemption premium, a foreign exchange loss on redemption of Sun Media's senior subordinated notes, and the write-off of the related deferred financing costs.

Financial Expenses, Dividend Income and Income Taxes

        Financial expenses for the three months ended March 31, 2003 were $9.6 million, compared to $9.0 million for the three months ended March 31, 2002. This increase of $0.7 million, or 7.5%, was due primarily to higher debt outstanding following the refinancing of Sun Media's debt.

        Sun Media earned dividend income of $60.8 million on its investment in Quebecor Media preferred shares during the three months ended March 31, 2003, compared to $49.9 million during the three months ended March 31, 2002. This increase in dividend income was due to an additional investment in November 2002 in the Quebecor Media preferred shares. As of March 31, 2003, Sun Media had a receivable of $50.1 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares.

        The provision for income taxes was $11.3 million in the three months ended March 31, 2003, compared to $10.3 million in the three months ended March 31, 2002. The effective tax rate, excluding the dividend income, decreased to 31.3% in the three months ended March 31, 2003, from 35.0% in the three months ended March 31, 2002, due mainly to non-taxable components of the unusual gain on debt redemption, and lower statutory tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        Cash from operations for the three months ended March 31, 2003 of $140.6 million were slightly less than for the three months ended March 31, 2002 at $143.0 million. Sun Media received cash of $106.5 million during the three months ended March 31, 2003 relating to dividend income from its investment in Quebecor Media preferred shares. In the three months ended March 31, 2002, Sun Media received cash of $120.5 million in this regard. Excluding these dividends and the cash portion of the gain on debt redemption, cash provided from operations increased $1.4 million, or 6.3%, in the three months ended March 31, 2003, compared to the three months ended March 31, 2002.

Financing Activities

        On February 7, 2003, Sun Media sold US$205.0 million (or $312.2 million in Canadian dollars) of its Notes. Concurrently with the completion of the private placement offering of the Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or $349.0 million in Canadian dollars) term loan B. Sun Media used the net proceeds from the issuance of the Notes and borrowings under the new credit facility totaling $655.8 million (after the bond discount of $5.4 million), as well as additional cash then available to repay borrowings under the old credit facility of $301.5 million, redeem on March 10, 2003 two series of senior subordinated notes with a then outstanding aggregate principal amount of $205.7 million, and pay financing fees on the transaction of $11.0 million. Sun Media also used the net proceeds to declare and pay to Quebecor Media, its parent company, a dividend in an aggregate amount of $260.0 million, of which $150.0 million were used to repay debt of Sun Media's affiliate Vidéotron. The balance of the dividend is available to Quebecor Media for general corporate purposes.

        At the end of the first quarter 2003, Sun Media made an unscheduled repayment on the new term loan B of US$8.0 million (or $12.1 million in Canadian dollars). Therefore, at March 31, 2003, the outstanding balance of the term loan B was US$222.0 million (or $336.9 million in Canadian dollars).

        Interest payments of $103.5 million were made in the three months ended March 31, 2003, relating to Sun Media's convertible obligations to its parent, Quebecor Media. Sun Media also received dividend income payments of $106.5 million with respect to its ownership of Quebecor Media preferred shares.

Investing Activities

        Short-term investments of $74.4 million matured or were sold during the three months ended March 31, 2003.

        Capital expenditures increased to $1.4 million in the three months ended March 2003, from $0.7 million in the three months ended March 31, 2002.

Financial Position

        As at March 31, 2003, Sun Media had cash and cash equivalents of $27.5 million. As at March 31, 2002, the total long-term debt, including the current portion, was $623.4 million. The increase in debt from the year-end balance of $515.1 million is the result of Sun Media's new debt following the refinancing described in "Financing Activities" above.

        Sun Media believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital expenditures, interest payments and scheduled debt repayments. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Sun Media's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended
	March 31, 2002	March 31, 2003
REVENUES	$200,004	$201,278

OPERATING EXPENSES
Wages and employee benefits	79,667	80,265
Newsprint	25,078	24,176
Other operating expenses	50,681	51,660

	155,426	156,101
OPERATING INCOME BEFORE THE UNDERNOTED	44,578	45,177
Depreciation and amortization	6,324	6,720
Financial expenses	8,969	9,641
Gain on debt redemption (note 2)	—	(7,463)
Dividend income (note 3)	(49,863)	(60,771)

	(34,570)	(51,873)
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	79,148	97,050
Income taxes	10,250	11,345
Non-controlling interest	222	217

NET INCOME	$68,676	$85,488

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
(Unaudited)
(Thousands of Canadian dollars)

	Convertible Obligation (Note 3)	Capital Stock	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2001	1,692,673	301,801	144,442	277	2,139,193
Net income	—	—	68,676	—	68,676
Dividends on capital stock	—	—	(39,015)	—	(39,015)
Currency translation	—	—	—	17	17
Interest on convertible obligations	48,467	—	(30,534)	—	17,933
Payment of interest on convertible obligations	(117,173)	—	—	—	(117,173)
Adjustment on related party transaction	—	—	(230)	—	(230)

BALANCE — MARCH 31, 2002	$1,623,967	$301,801	$143,339	$294	$2,069,401

BALANCE — DECEMBER 31, 2002	2,043,089	301,801	254,008	182	2,599,080
Net income	—	—	85,488	—	85,488
Dividend paid to parent on refinancing (note 2)	—	—	(260,000)	—	(260,000)
Currency translation	—	—	—	(555)	(555)
Interest on convertible obligations	59,069	—	(38,395)	—	20,674
Payment of interest on convertible obligations	(103,474)	—	—	—	(103,474)

BALANCE — MARCH 31, 2003	$1,998,684	$301,801	$41,101	$(373)	$2,341,213

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended
	March 31, 2002	March 31, 2003
Cash provided by (used for):
OPERATIONS
Net income	$68,676	$85,488
Items not involving cash:
Depreciation of fixed assets	6,283	6,699
Amortization of deferred charges	41	21
Future income taxes	1,000	(1,563)
Non-controlling interest	222	217
Other	347	3,353

	76,569	94,215
Changes in non-cash operating working capital	66,410	46,381

Cash provided by operating activities	142,979	140,596
FINANCING
Interest paid on convertible obligations (note 3)	(117,173)	(103,474)
Proceeds on refinancing (net of deferred bond discount) (note 2)	—	655,829
Repayment of senior subordinated notes and senior credit facility (note 2)	—	(507,160)
Payment of financing fees (note 2)	—	(11,000)
Increase in long-term debt	144	958
Repayment of long-term debt	—	(12,140)
Dividend paid to parent on refinancing (note 2)	—	(260,000)
Dividends on capital stock	(39,015)	—
Other	(218)	(269)

Cash used in financing activities	(156,262)	(237,256)
INVESTMENTS
Decrease in short-term investments	—	74,419
Investments	(756)	—
Additions to fixed assets	(674)	(1,357)
Proceeds from disposal of assets	—	49

Cash provided by (used in) investing activities	(1,430)	73,111
DECREASE IN CASH	(14,713)	(23,549)
CASH & CASH EQUIVALENTS — BEGINNING OF PERIOD	39,168	51,046

CASH & CASH EQUIVALENTS — END OF PERIOD	$24,455	$27,497

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Change in receivable from Quebecor Media Inc. relating to dividend income (note 3)	$70,684	$45,685
Accounts receivable	4,758	6,391
Inventories	1,126	(1,817)
Accounts payable	(6,660)	(7,215)
Accrued liabilities	(10,911)	(8,633)
Tax benefit of interest on convertible obligations	17,933	20,674
Other	(10,520)	(8,704)

	$66,410	$46,381

Cash interest payments	$9,155	$9,495
Cash interest receipts	$155	$899
Cash tax payments	$1,656	$2,136
Cash tax receipts	$678	$2,031

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEET
(Thousands of Canadian dollars)

	December 31, 2002	March 31, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash & cash equivalents	$51,046	$27,497
Short-term investments	74,419	—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2002 — $3,918; March 31, 2003 — $4,082)	117,041	110,650
Dividend income receivable from Quebecor Media Inc. (note 3)	95,771	50,086
Income and other taxes	16,192	19,789
Inventories	10,500	12,317
Prepaid expenses	4,000	6,786
Future income taxes	3,031	3,031

TOTAL CURRENT ASSETS	372,000	230,156
FIXED ASSETS	208,430	202,734
INVESTMENT IN QUEBECOR MEDIA INC. (note 3)	1,950,000	1,950,000
GOODWILL	751,317	751,317
OTHER ASSETS	54,145	52,281

TOTAL ASSETS	$3,335,892	$3,186,488

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$29,819	$22,604
Accrued liabilities	88,477	79,844
Deferred subscription revenue	16,442	20,209
Current portion of long-term debt	60,000	3,386

TOTAL CURRENT LIABILITIES	194,738	126,043
LONG-TERM DEBT (note 2)	455,147	620,030
FUTURE INCOME TAXES	45,984	38,920
OTHER LIABILITIES	39,105	58,495
NON-CONTROLLING INTEREST	1,838	1,787

TOTAL LIABILITIES	736,812	845,275
SHAREHOLDER'S EQUITY
Convertible obligation (note 3)	2,043,089	1,998,684
Capital stock	301,801	301,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
                            10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
                            10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2002 and March 31, 2003: 1,261,000 Voting Class A common shares
Retained earnings	254,008	41,101
Translation adjustment	182	(373)

TOTAL SHAREHOLDER'S EQUITY	2,599,080	2,341,213

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,335,892	$3,186,488

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of dollars)

NATURE OF BUSINESS

        The primary operation of Sun Media Corporation ("Sun Media") is newspaper publishing. Sun Media publishes large urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada, and in the state of Florida in the United States. Sun Media is also active in the newspaper and magazine distribution business.

1.     BASIS OF PRESENTATION

  The unaudited consolidated financial statements in this report have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with Sun Media's annual audited consolidated financial statements and notes thereto. The interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of Sun Media, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollar, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

2.     REFINANCING OF LONG-TERM DEBT

  On February 7, 2003, Sun Media sold US$205,000 (or $312,154 in Canadian dollars) of its 7 5/8% Senior Notes due 2013 (the "Notes"). The Notes are unsecured and are due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. Concurrently with the completion of the private placement offering of the Notes, Sun Media entered into a new senior secured credit facility consisting of a $75,000 revolving facility and a US$230,000 (or $349,029 in Canadian dollars) term loan B. Sun Media used the net proceeds from the issuance of the Notes and borrowings under the new credit facility totaling $655,829 (after the bond discount of $5,350), as well as additional cash then available to repay borrowings under the old credit facility of $301,473, redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205,687, and pay financing fees on the transaction of $11,000. Sun Media used the net proceeds to declare and pay to Quebecor Media Inc. ("QMI"), its parent company, a dividend in an aggregate amount of $260,000, of which $150,000 were used to repay debt of its affiliate Le Groupe Vidéotron lté. The balance of the dividend is available to QMI for general corporate purposes.

  In the three months ended March 31, 2003, Sun Media recorded a gain of $7,463, or $5,914 after taxes, on the redemption of Sun Media's senior subordinated notes, the repayment of its old credit facility, and the payment of the related accrued interest. The gain is comprised of a gain on the unwinding of hedging contracts, offset by a redemption premium, a foreign exchange loss on redemption of Sun Media's senior subordinated notes and the write-off of the related deferred financing costs.

  In the three months ended March 31, 2003, Sun Media made an unscheduled repayment of the new term loan B of US$8,000 (or $12,140 in Canadian dollars). Therefore, at March 31, 2003, the outstanding balance of the term loan B was US$222,000 (or $336,885 in Canadian dollars).

3.     CONVERTIBLE OBLIGATIONS AND INVESTMENT IN QUEBECOR MEDIA INC.

  On July 9, 2001, and November 28, 2002, Sun Media issued convertible obligations for $1,600,000 and $350,000 respectively, to its parent, QMI. The convertible obligations are due July 14, 2007 and November 28, 2008, respectively, each carrying an interest rate of 12.15% per year, payable semi-annually.

  The total interest paid on the convertible obligations for the three months ended March 31, 2003 was $103,474 (2002- $117,173). In the three month period ended March 31, 2003, the interest on the convertible obligations amounted to $38,395 (2002- $30,534), net of income taxes of $20,674 (2002- $17,933). As at March 31, 2003 the unpaid distribution on the convertible obligations amounted to $48,684 (December 2002- $93,089).

  The proceeds on the convertible obligations were invested into $1,950,000 Cumulative First Preferred Shares of QMI, which carry fixed cumulative preferential dividends at a rate of 12.50% per year, payable semi-annually. During the three months ended March 31, 2003, dividends of $60,771 (2002- $49,863) were declared on the Cumulative First Preferred Shares owned by Sun Media. For the three months ended March 31, 2003, Sun Media received payments of dividend income of $106,456 (2002- $120,548) from QMI, and at March 31, 2003, the unpaid dividend receivable from QMI was $50,086 (December 2002- $95,771).

4.     GUARANTEES

  Effective January 1, 2003, Sun Media adopted the new CICA Accounting Guidelines AcG-14, which requires certain disclosures of obligations under guarantees.

        Operating Leases

  Sun Media has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2003 and 2006, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, then Sun Media must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure to Sun Media in respect of these guarantees, as at March 31, 2003, is $2,371. As at March 31, 2003, Sun Media has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.

        Business and Asset Disposals

  In connection with certain dispositions of businesses and/or assets, Sun Media may provide customary representations and warranties whose terms range in duration and may not be explicitly defined. In addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, Sun Media may agree to indemnify against claims from its past conduct of the business. Sun Media is unable to estimate the maximum potential liability for these indemnifications, due to the uncertain nature of these indemnification agreements. Accordingly, no amount has been accrued in the consolidated financial statements with respect to these agreements, and the company does not expect to make any payments pertaining to these guarantees.

        Notes

  Under the terms of its Notes (note 2), Sun Media has agreed to indemnify its lenders against changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Notes. These idemnifications extend for the term of the Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.

  The nature of the indemnification agreement prevents us from estimating the maximum potential liability we could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.

        Other Indemnification Agreements

  In the normal course of its operations, Sun Media provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, and leasing transactions. These indemnification agreements require Sun Media to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents Sun Media from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, Sun Media has not made any significant payments under such indemnification. No amount has been accrued in the consolidated financial statements with respect to these indemnification agreements.

5.     FINANCIAL INSTRUMENTS

  On February 7, 2003, Sun Media entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Notes (note 2). These contracts have the effect of converting Sun Media's obligation to make a principal payment on maturity of the Notes from US$205,000 to Cdn$312,154.

  Sun Media also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Notes and (ii) the principal and interest on the portion of the credit facilities denominated in a foreign currency. The effect of these agreements is to convert Sun Media's obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars, as follows:

        Cross-currency interest rate swaps:

        As at March 31, 2003

	Period covered	Annual interest rate on US$ amount	Notional amount		Exchange rate on interest and principal payments (Cdn$ per US$1.00)	Cdn$ equivalent of notional amount	Annual effective interest rate on Cdn$ equivalent
Notes	2003 - 2008	7.625%	US$	155,000	1.5227	$236,019	8.17%
Notes	2008 - 2013	7.625%	US$	155,000	1.5227	$236,019	Bankers' acceptances 3 months +3.696%
Notes	2003 - 2013	7.625%	US$	50,000	1.5227	$76,135	Bankers' acceptances 3 months +3.696%
Term loan B credit facility	2003 - 2009	LIBOR +2.50%	US$	222,000	1.5175	$336,885	Bankers' acceptances 3 months +2.905%

6.     SEGMENTED INFORMATION

  Management has reviewed the requirements of CICA Handbook 1701 "Segment Disclosures", and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers. Sun Media's operations are primarily in Canada.

7.     MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED
        ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
Consolidated Statement of Income	March 31, 2002	March 31, 2003
Net income for the year per Canadian GAAP	$68,676	$85,488
Adjustments:
Pension and post-retirement benefits (i)	(246)	(239)
Derivative financial instruments (iii)	754	(259)
Interest on convertible obligation (iv)	(48,467)	(59,069)
Income taxes on US adjustments	17,731	20,858

Net income for the year per US GAAP	$38,448	$46,779

	Three months ended
Consolidated Statement of Comprehensive Income (v)	March 31, 2002	March 31, 2003
Comprehensive income:
Net income as adjusted per US GAAP	$38,448	$46,779
Derivative financial instruments (iii)	2,221	(15,234)
Foreign currency translation adjustment	17	(555)
Income taxes on comprehensive income	(489)	3,367

Comprehensive income per US GAAP (v)	$40,197	$34,357

	March 31, 2002	March 31, 2003
Accumulated other comprehensive income at beginning of period:	$2,796	$7,940
Changes in derivative financial instruments (iii)	5,450	(130)
Changes in foreign currency translation adjustment	294	(373)
Changes in income taxes on comprehensive income	(1,199)	2,210

Accumulated other comprehensive income at end of period:	$7,341	$9,647

Consolidated Shareholder's Equity	December 31, 2002	March 31, 2003
Shareholder's Equity per Canadian GAAP	$2,599,080	$2,341,213
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(6,852)	(7,091)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	14,984	(509)
Convertible obligation (iv)	(2,043,089)	(1,998,684)
Income taxes on US adjustments	1,311	4,862

Shareholder's Equity per US GAAP	$558,453	$332,810

	December 31, 2002		March 31, 2003
Consolidated Balance Sheet	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Current assets	$372,000	$372,000	$230,156	$230,156
Goodwill	$751,317	$746,653	$751,317	$746,653
Other assets	$17,615	$71,775	$15,751	$13,236
Accounts payable and accrued liabilities	$118,296	$118,299	$102,448	$102,448
Future income taxes	$45,984	$46,990	$38,920	$36,377
Long-term debt	$515,147	$2,599,871	$623,416	$2,619,932
Other liabilities	$39,105	$43,496	$58,495	$65,746
Shareholder's equity	$2,599,080	$558,453	$2,341,213	$332,810

        Consolidated Statement of Cash Flows

  The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

	Three months ended
	March 31, 2002	March 31, 2003
Cash provided by operating activities per Canadian GAAP	$142,979	$140,596
Interest paid on convertible obligation (iv)	(117,173)	(103,474)

Cash provided by operating activities per US GAAP	$25,806	$37,122

Cash provided by (used in) financing activities per Canadian GAAP	(156,262)	(237,256)
Interest paid on convertible obligation (iv)	117,173	103,474

Cash provided by (used in) financing activities per US GAAP	$(39,089)	$(133,782)

(i)    Pension and Post-Retirement Benefits

  The accounting requirements for pension and post-retirement benefits under Canadian and US GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from US GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under US GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

  Under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, Sun Media is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity.

(ii)   Restructuring Charges

  In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under US GAAP.

(iii)  Derivative Financial Instruments

  Effective January 1, 2001, Sun Media adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

  Sun Media utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. Sun Media does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, Sun Media designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

  Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)  Convertible Obligations

  The convertible obligations issued by Sun Media in fiscal 2001 and 2002 are considered to be part of shareholder's equity under Canadian GAAP, and the interest expense thereon, net of taxes, is charged to retained earnings. Under US GAAP, these convertible obligations would be classified as long term debt. The interest expense on the obligations would be charged to earnings. Consequently, under US GAAP the interest would be accounted for as part of operations in the Statement of Cash Flows, whereas interest payments on the convertible obligations are included in financing activities under the Canadian GAAP.

(v)   Comprehensive Income

  Comprehensive income is measured in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of translation adjustments on foreign operations, which under Canadian GAAP is recorded as a separate component of shareholder's equity, and the net gain or loss on derivative instruments designated as cash flow hedges, which is currently not recognized under Canadian GAAP.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: May 23, 2003	By:	/s/ KIN-MAN LEE
	Name:	Kin-Man Lee
	Title:	Vice President, Corporate Controller

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Quarterly Report for the Period Ending March 31, 2003 of SUN MEDIA CORPORATION Filed in this Form 6-K
SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FIRST QUARTER 2003
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF INCOME (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEET (Thousands of Canadian dollars)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of dollars)
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